UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2004

Commission File No.: 000-27966

NDT VENTURES LTD.

(Translation of the registrant’s name into English)

860 – 625 Howe Street

Vancouver, British Columbia

Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

FURNISHED HEREWITH

Exhibit

99.1

News Release 04-18 dated November 2, 2004

99.2

Material Change Report Dated November 4, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.

Date:  November 4, 2004

By:   /s/ Gail Sharp

        Gail Sharp, Corporate Secretary

Form 51-102F3

Material Change Report

Item 1.    Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:    Date of Material Change

The material change occurred on or about October 28, 2004.

Item 3:    News Release

News Release #04-17 dated October 28, 2004 was released in Vancouver, B.C., disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

News Release dated October 29, 2004, issued pursuant to National Instrument 54-102, was released in Vancouver, B.C., disseminated by Market News and filed with SEDAR.

Item 4.    Summary of Material Change

NDT has received regulatory approval for the option agreement with Troon Ventures Ltd. (“Troon”), a company with certain directors and officers in common, for the Troy Property located 65 km southeast of Chapleau, Ontario.

Item 5.    Full Description of Material Change

The TSX Venture Exchange has approved NDT’s transaction with Troon, pursuant to which NDT can acquire a 60% interest in Troon’s Troy Property. NDT can earn a 60% interest by paying Troon $75,000 cash, issuing 500,000 common shares and incurring $2,000,000 in exploration expenditures over a five year period. NDT has issued 25,000 shares to Troon with a hold period expiring February 28, 2005. Troon and NDT have certain directors in common, namely D. Bruce McLeod, Donald A. McLeod and Fred G. Hewett

As part of the agreement, NDT will be required to spend $150,000 on exploration in the first year, of which $125,000 is a firm commitment. NDT has commenced a program of line cutting and grid preparation, geological mapping and sampling, and backhoe trenching. Positive results will lead to a December drill program. The exploration program is under the direction of Mr. Dave Visagie, P.Geo, Senior Geologist of The Northair Group, who is a Qualified Person as defined by NI 43-101.

The Troy Property consists of some 1653 hectares located in the easternmost portion of the Batchawana Greenstone Belt which hosts the major gold deposits located at Kirkland Lake, Timmins and Val d’Or. The property is accessible from Chapleau by a combination of logging and paved roads.

Gold was initially found on the property in 1999 by prospectors with grab samples returning gold values up to 19 g/t. Limited exploration since that time has revealed five mineralized zones along a five kilometre length of sheared and altered volcanics hosting sulphide bearing quartz veins and mafic flows peripheral to the veins. The property is well overburden covered but surface sampling of the zones has returned significant gold values ranging from 5.807 g/t to 0.337 g/t gold from grab and chip sampling. The widths and lengths of the known zones cannot be determined due to the overburden cover but soil surveys completed over two of the zones have outlined open soil anomalies. Of particular interest is the soil survey conducted on the Troy Zone where an open gold in soil anomaly measuring 250 metres by 60 metres returned values up to 5.541 g/t gold. A property wide airborne geophysical survey has outlined a 3.4 kilometre long trend of EM conductors, which suggest that the zones extend beyond the known limits.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

Not applicable.

Item 8.    Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.    Date of Report

Dated at Vancouver, British Columbia, this 4th day of November 2004.

NDT VENTURES LTD.

PRESS RELEASE

November 4, 2004

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

______________________________________________________________________________________________________________________________

NDT Acquires Zymo Copper/Gold Property

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF)  has acquired an option to earn a 100 % interest in the Zymo Project. The property is located in west-central British Columbia, approximately 50 kilometers west of Smithers with good road access.

The Zymo Project is a high sulphidation porphyry system characterized by a strongly altered stock highly anomalous in copper, gold, zinc, lead and silver. Soil sampling on the property in the 1980’s identified a 600 by 700 meter copper anomaly with values between 400 and 3,870 ppm.  In the late 1990’s a major copper producer completed an initial program and additional work, including an airborne magnetic survey, was recommended. No further work was completed and the property has remained idle ever since. An example of a porphyry copper/gold deposit which occurs in this geological environment is the Kemess Mine, which has published proven reserves of 4,835,000 ounces of gold and 1,447,000 pounds of copper.

The precious as well as the base metal potential at Zymo is supported by limited surface sampling by others which shows stream sediments from creeks draining the area to be anomalous in gold, silver, copper, lead and zinc. Samples of locally derived float have yielded gold values up to 7.2 g/t and silver exceeding 200 g/t.  There are also exposures of semi-massive to massive zinc-lead-copper veins associated with breccia dykes. Limited sampling of these dykes has yielded multi gram gold, over 1600 g/t silver, 20 percent copper, 11 % zinc and high lead values.

To date, there has been no concerted effort to systematically explore the Zymo system and NDT considers the project to be an excellent exploration opportunity within a very permissive geologic environment. The Company has contracted a helicopter-borne electromagnetic and magnetic geophysical survey totaling approximately 650 line kilometers over the Zymo claims. This survey will commence shortly with ground field exploration work to begin as soon as weather conditions permit in 2005.

NDT can earn a 100 % interest in the Zymo Property by making cash payments totaling $125,000 issuing 850,000 common shares of NDT stock and conducting $700,000 in exploration over a four year period. The agreement is subject to board and regulatory approval.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.